Exhibit 2

ELLOMAY CAPITAL LTD.
9 Rothschild Boulevard, 2nd Floor
Tel Aviv 66881
Israel
____________________________________

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held on December 20, 2011
11:00 a.m.
____________________________________
To Our Shareholders:

Notice is hereby given that the annual meeting of shareholders of Ellomay Capital Ltd. (also referred to hereinafter as “Ellomay” or the “Company”) will be held at our offices at 9 Rothschild Boulevard, 2nd Floor, Tel Aviv 66881, Israel on December 20, 2011 at 11:00 a.m., Israel time, and thereafter as it may be adjourned from time to time (the “Shareholders Meeting”).

The agenda of the Shareholders Meeting will be as follows:

1.	Election of Shlomo Nehama, Ran Fridrich, Hemi Raphael, Anita Leviant and Oded Akselrod as directors;

2.	Election of Mordechai Bignitz as external director, replacing Alon Lumbroso;

3.	Approval of terms of service of the external director;

4.
Appointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company, in place of the Company’s current independent auditors, for the fiscal year ending December 31, 2011 and until the next annual meeting of the Company’s shareholders, and authorization of the Board of Directors to approve, following the approval of the Audit Committee, the remuneration of the independent auditors in accordance with the volume and nature of their services;

5.	Extension of the Management Services Agreement among the Company, Meisaf Blue & White Holdings Ltd. and Kanir Joint Investments (2005) Limited Partnership for an additional three-year period; and

6.	Receipt and consideration of the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2010.

Our Board of Directors recommends that you vote in favor of the foregoing proposals, all of which are more fully described in the accompanying Proxy Statement.

Only shareholders of record at the close of business on November 21, 2011 are entitled to notice of, and to vote at, the Shareholders Meeting or any adjournment(s) thereof.

Each of the resolutions to be presented at the Shareholders Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares of the Company voted in person or by proxy at the Shareholders Meeting on the matter presented for passage. However, the approval of proposals 2 and 5 and a portion of proposal 3 is required to comply with additional special “disinterested” voting requirements as set forth in the Proxy Statement.

We expect to mail the Proxy Statement and the accompanying proxy card to shareholders of record (as set forth above) on or about November 22, 2011.

Joint holders of ordinary shares should note that, pursuant to Article 27.6 of the Company’s Articles of Association, the right to vote at the Shareholders Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Shareholders Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.

We know of no other matters to be submitted at the Shareholders Meeting other than as specified in the Notice of Annual Meeting of Shareholders included with this Proxy Statement. If any other business is properly brought before the Shareholders Meeting, it is the intention of the persons named as proxies to vote in respect thereof in accordance with his or her respective discretionary authority and best judgment.

Shareholders wishing to express their position on an agenda item for the Shareholders Meeting may do so by submitting a written statement to the Company’s offices at the above address no later than December 1, 2011.

You are cordially invited to attend the Shareholders Meeting. Whether or not you plan to be present at the Shareholders Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company’s Board of Directors, and mail it promptly in the accompanying envelope, so that your votes may be recorded. Under the Company’s Articles of Association, your proxy must be received by 11:00 a.m., Israel time, on December 18, 2011 (two days prior to the Shareholders Meeting), to be counted for the Shareholders Meeting. If you are a record shareholder present at the Shareholders Meeting and desire to vote in person, you may revoke your appointment of proxy at the Shareholders Meeting so that you may vote your shares personally.

By Order of the Board of Directors,

/s/ Shlomo Nehama
Shlomo Nehama
Chairman of the Board of Directors

November 15, 2011

- ii -

ELLOMAY CAPITAL LTD.
9 Rothschild Boulevard, 2nd Floor
Tel Aviv 66881
Israel
____________________________________

PROXY STATEMENT FOR AN ANNUAL MEETING OF SHAREHOLDERS
To be held on December 20, 2011
11:00 a.m.
____________________________________

The annual meeting of shareholders of Ellomay Capital Ltd. (also referred to hereinafter as “Ellomay” or the “Company”) will be held on December 20, 2011 at our offices, located at 9 Rothschild Boulevard, 2nd Floor, Tel Aviv 66881, Israel, at 11:00 a.m., Israel time (the “Shareholders Meeting”).

SOLICITATION OF PROXIES

It is proposed that at the Shareholders Meeting, resolutions be adopted as follows:

1.	Election of Shlomo Nehama, Ran Fridrich, Hemi Raphael, Anita Leviant and Oded Akselrod as directors;

2.	Election of Mordechai Bignitz as external director, replacing Alon Lumbroso;

3.	Approval of terms of service of the external director;

4.
Appointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company, in place of the Company’s current independent auditors, for the fiscal year ending December 31, 2011 and until the next annual meeting of the Company’s shareholders, and authorization of the Board of Directors to approve, following the approval of the Audit Committee, the remuneration of the independent auditors in accordance with the volume and nature of their services;

5.	Extension of the Management Services Agreement among the Company, Meisaf Blue & White Holdings Ltd. and Kanir Joint Investments (2005) Limited Partnership for an additional three-year period; and

6.	Receipt and consideration of the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2010.

The proxy materials are being mailed to our shareholders as of November 21, 2011 (the “Record Date”), on or about November 22, 2011.

A form of proxy for use at the Shareholders Meeting and a return envelope for the proxy are enclosed.  Upon the receipt of a properly signed and dated proxy in the form enclosed, which is received in time and not revoked prior to the Shareholders Meeting, Ms. Kalia Weintraub, our Chief Financial Officer, and Mr. Eran Zupnik, our EVP of Business Development, or either one of them, will vote, as proxy, the ordinary shares represented thereby at the Shareholders Meeting in accordance with the instructions indicated on the proxy, or, if no direction is indicated, in accordance with the recommendation of our Board of Directors. In accordance with our Second Amended and Restated Articles of Association (the “Articles of Association”), your proxy must be received by us by 11:00 a.m., Israel time, on December 18, 2011 (two days prior to the date of the Shareholders Meeting) in order to be counted at the Shareholders Meeting.

The enclosed form of proxy is solicited by our Board of Directors for use at the Shareholders Meeting and at any adjournments of the Shareholders Meeting. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, without receiving additional compensation, may solicit proxies by telephone, in person, or by other means.  Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

The proxy may be revoked at any time prior to its exercise by notice in writing of the shareholder to us, delivered at our address above, indicating that its/his/her proxy is revoked, by timely submitting another proxy with a later date, or by attending the Shareholders Meeting and voting in person after properly requesting that the proxy submitted be revoked. Shareholders who are not registered directly with our transfer agent, Continental Stock Transfer & Trust Company of New York, New York, must timely present a legal proxy from their broker, bank or other nominee, in order to vote in person at the Shareholders Meeting.

RECORD DATE; QUORUM; VOTING RIGHTS

Only shareholders of record at the close of business on November 21, 2011 are entitled to notice of, and to vote at, the Shareholders Meeting or any adjournment(s) thereof. As of November 10, 2011, we had 10,778,026 issued and outstanding ordinary shares. Each ordinary share is entitled to one vote on each matter to be voted on at the Shareholders Meeting. Our Articles of Association do not provide for cumulative voting for the election of directors or for any other purpose.

The presence at the Shareholders Meeting, in person or by proxy, of two or more shareholders holding more than 25% of the voting rights of the Company, will constitute a quorum. All ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. If within half an hour from the time appointed for the Shareholders Meeting a quorum is not present, the meeting shall stand adjourned on the same day, in the next week, at the same time and place. The requisite quorum at an adjourned meeting shall be any two or more members, present in person or by proxy at the meeting.

The votes of all shareholders voting on a proposal are counted. Abstentions and broker non-votes will not be treated as either a vote “for” or “against” a proposal. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner of the shares. Brokers and other nominees have discretionary voting authority under the applicable rules of the New York Stock Exchange to vote on “routine” matters. Please note that the uncontested election of directors is not considered a “routine” matter under such rules. This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted in the election of directors, or with respect to the other non-routine matters on the agenda of the Shareholders Meeting, unless you provide voting instructions to your brokerage firm or obtain a proxy from your brokerage firm and vote the shares yourself, in person or by proxy.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares by each person known by us, to the best of our knowledge, to be the beneficial owner of more than 5% of our ordinary shares, as of November 10, 2011 (except as otherwise indicated below). The information included in the following table reflects the one-for-ten reverse split of our ordinary shares that became effective on June 9, 2011. Each of our shareholders has identical voting rights with respect to each of its shares.

To our knowledge, except as otherwise indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the ordinary shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo Nehama (2)(4)	4,016,662	37.3%
Kanir Joint Investments (2005) Limited Partnership (3)(4)(5)	3,593,098	33.3%
Zohar Zisapel (6)	565,004	5.2%
___________________________
(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from November 10, 2011 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 10,778,026 ordinary shares outstanding as of November 10, 2011.

(2)
According to information provided by the holders, the 4,016,842 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 3,551,869 ordinary shares held by S. Nechama Investments (2008) Ltd. (“Nechama Investments”), an Israeli company, which constitute approximately 33% of the outstanding ordinary shares and (ii) 464,973 ordinary shares held directly by Mr. Nehama, which constitute approximately 4.3% of the outstanding ordinary shares. Mr. Nehama, who is our Chairman of the Board and a director nominee, is the sole officer, director and shareholder of Nechama Investments. As a result, Mr. Nehama may be deemed to indirectly beneficially own any ordinary shares beneficially owned by Nechama Investments, which constitute (together with the ordinary shares held directly by Mr. Nehama) approximately 37.3% of the outstanding ordinary shares.

(3)
According to information provided by the holder, Kanir Joint Investments (2005) Limited Partnership (“Kanir”) is an Israeli limited partnership. Kanir Investments Ltd. (“Kanir Ltd.”), in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Messrs. Hemi Raphael and Ran Fridrich, who are members of our Board of Directors and director nominees, are the sole directors of Kanir Ltd. and Mr. Raphael is a majority shareholder of Kanir Ltd. As a result, both Mr. Raphael and Mr. Fridrich may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Kanir Ltd. and Messrs. Raphael and Fridrich disclaim beneficial ownership of such ordinary shares.

(4)
In March 2008, Nechama Investments and Kanir entered into a shareholders agreement that included, among other things, agreements as to the voting of our ordinary shares held by the parties and as to the disposition of certain of our ordinary shares held by the parties (the “2008 Shareholders Agreement”). By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd. and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 7,144,967 ordinary shares, which constitute approximately 66.3% of the outstanding ordinary shares, and holds shared dispositive power with respect to 5,399,736 ordinary shares, which constitute 50.1% of the outstanding ordinary shares. Accordingly, due to his private holdings of our ordinary shares, Mr. Nehama may be deemed to beneficially own approximately 70.6% of the outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir. Each of Kanir, Kanir Ltd. and Messrs. Raphael and Fridrich disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments. A copy of the 2008 Shareholders Agreement was filed with the Securities and Exchange Commission (“SEC”) on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D.

(5)
Bonstar, an Israeli company, holds 84,691 ordinary shares, which constitute approximately 0.8% of the outstanding ordinary shares. Bonstar is a limited partner in Kanir and assisted Kanir in the financing of the purchase of some of its ordinary shares. Accordingly, Bonstar may be deemed to be a member of a group with Kanir and its affiliates, although there are no agreements between Bonstar and either of such persons and entities with respect to the ordinary shares beneficially owned by each of them. Mr. Joseph Mor and Mr. Ishay Mor are the sole shareholders of Bonstar and Mr. Joseph Mor serves as the sole director of Bonstar. Messrs. Joseph Mor and Ishay Mor also hold, through a company jointly held by them, 175,000 ordinary shares, which constitute approximately 1.6% of the outstanding ordinary shares. By virtue of their control over Bonstar and the other company held by them, Messrs. Joseph Mor and Ishay Mor may be deemed to indirectly beneficially own the 259,691 ordinary shares beneficially owned by Bonstar and by the other company, which constitute approximately 2.4% of the ordinary shares. Each of Bonstar and Messrs. Joseph Mor and Ishay Mor disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir and Nechama Investments. The information provided in the foregoing paragraph is based on an amendment to a Schedule 13D filed by Bonstar and Messrs. Joseph Mor and Ishay Mor on December 22, 2010.

(6)	Based on an amendment to Schedule 13G filed by Mr. Zisapel, an Israeli citizen, on January 13, 2011.

MATTERS SUBMITTED TO SHAREHOLDERS

ITEM 1

ELECTION OF DIRECTORS

Background

At the Shareholders Meeting, the shareholders will elect directors to serve on our Board of Directors.  Our Articles of Association provide for a Board of Directors consisting of not less than four and no more than eight members, as may be determined from time to time at a general meeting of our shareholders. The directors (other than the external directors) are elected annually at our annual meeting of shareholders and remain in office until the next annual meeting, unless a director has previously resigned, vacated his/her office, or was removed in accordance with our Articles of Association. Our Board of Directors may elect additional directors to the Board of Directors.

Our Board of Directors is currently composed of the following seven directors: Shlomo Nehama, Ran Fridrich, Hemi Raphael, Oded Akselrod, Anita Leviant, Barry Ben Zeev and Alon Lumbroso. Shlomo Nehama, Ran Fridrich, Hemi Raphael, Oded Akselrod and Anita Leviant are standing for reelection. Barry Ben Zeev is an external director whose current service term expires in December 2012 and Alon Lumbroso is an external director whose current service term expires in November 2012. As noted below, Mr. Lumbroso notified us of his wish to resign from the Board of Directors due to personal reasons and therefore the election of a replacement external director is on the agenda for the Shareholders Meeting.

General

We are unaware of any reason why any of the nominees, if elected, should be unable to serve as members of our Board of Directors. If any of the nominees are unable to serve, Kalia Weintraub and Eran Zupnik, the persons named in the proxy, or either one of them, will vote the shares represented thereby “FOR” the election of other nominees proposed by our Board of Directors. All nominees listed below have advised the Board of Directors that they intend to serve as members of the Board of Directors if elected.

As a controlled company, within the meaning set forth in the NYSE Amex Company Guide, we are exempt from the requirement that a majority of a company’s board of directors qualify as independent directors within the meaning set forth in the NYSE Amex Company Guide. We are also exempt from the NYSE Amex Company Guide requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in connection with board composition and nominations.

Pursuant to the requirements of Section 224B(a) of the Israeli Companies Law, 1999 (the “Companies Law”), each of the director nominees provided us with a “Declaration of Competence” prior to the publication of the notice of annual meeting of shareholders. These declarations are available for review at our offices, at the address set forth above, during regular business hours.

The following information is supplied with respect to each person nominated and recommended to be elected by our Board of Directors and is based upon our records and information furnished to the Board of Directors by the nominees.

The nominees for directors are:

Name	Age	Position with the Company

Shlomo Nehama(1)	56	Chairman of the Board and Director
Ran Fridrich(1)(2)	58	Director and Chief Executive Officer
Hemi Raphael	60	Director
Oded Akselrod(3)	65	Director
Anita Leviant(2)	57	Director
__________________________
(1)	Member of the Company’s Stock Option & Compensation Committee.
(2)	Member of the Company’s Corporate Governance Committee.
(3)	Member of the Company’s Audit Committee.

Shlomo Nehama has served as a director and Chairman of the Board of Ellomay since March 2008. From 1998 to 2007, Mr. Nehama served as the Chairman of the Board of Bank Hapoalim B.M., one of Israel’s largest banks. In 1997, together with the late Ted Arison, he organized a group of American and Israeli investors who purchased Bank Hapoalim from the State of Israel. From 1992 to 2006, Mr. Nehama served as the Chief Executive Officer of Arison Investments. From 1982 to 1992, Mr. Nehama was a partner and joint managing director of Eshed Engineers, a management consulting firm. He also serves as a director in several philanthropic academic institutions, on a voluntary basis. Mr. Nehama is a graduate of the Technion - Institute of Technology in Haifa, Israel, where he earned a degree in Industrial Management and Engineering. Mr. Nehama received an honorary doctorate from the Technion for his contribution to the strengthening of the Israeli economy.

Ran Fridrich has served as a director of Ellomay since March 2008, as our interim chief executive officer since January 2009, and as our chief executive officer since December 2009. Mr. Fridrich is the co-founder and executive director of Oristan, Investment Manager, an investment manager of CDO Equity and Mezzanine Funds and a Distress Fund, established in June 2004. In addition, Mr. Fridrich is a consultant to Capstone Investments, CDO Repackage Program, since January 2005. In January 2001 Mr. Fridrich founded the Proprietary Investment Advisory in Israel, an entity focused on fixed income securities, CDO investments and credit default swap transactions, and served as its investment advisor through January 2004. Prior to that, Mr. Fridrich served as the chief executive officer of two packaging and printing Israeli companies, Lito Ziv, a public company, from 1999 until 2001 and Mirkam Packaging Ltd. from 1983 until 1999. Mr. Fridrich also serves as a director of Cargal Ltd. since September 2002. Mr. Fridrich is a graduate of the Senior Executive Program of Tel Aviv University.

Hemi Raphael has served as a director of Ellomay since June 2006. Mr. Raphael is an entrepreneur and a businessman involved in various real estate and financial investments. Mr. Raphael also serves as a director of Cargal Ltd. since May 2004. Prior thereto, from 1984 to 1994, Mr. Raphael was an active lawyer and later partner at the law firm of Goldberg Raphael & Co. Mr. Raphael holds an LLB degree from the School of Law at the Hebrew University of Jerusalem and he is a member of the Israeli Bar Association and the California Bar Association.

Oded Akselrod has served as a director of Ellomay since February 2002. Mr. Akselrod serves as a business advisor to corporations and investment funds in Israel. Mr. Akselrod was the general manager of the Investment Corp. of United Mizrahi Bank Ltd., a wholly owned subsidiary of United Mizrahi Bank Ltd. that was merged into United Mizrahi Bank Ltd. on October 2004. Prior to joining the Investment Corp. of United Mizrahi Bank, from 1994 to 1997, Mr. Akselrod held the position of general manager of Apex-Leumi Partners Ltd. as well as Investment Advisor of Israel Growth Fund. Prior thereto, from 1991 to 1994, Mr. Akselrod served as general manager of Leumi & Co. Investment Bankers Ltd. Mr. Akselrod began his career in various managerial positions in the Bank Leumi Group including: member of the management team of Bank Leumi, deputy head of the international division, head of the commercial lending department of the banking division, member of all credit committees at the Bank, assistant to Bank Leumi’s CEO and head of the international lending division of Bank Leumi Trust Company of New York. Mr. Akselrod holds a Bachelor’s degree in Agriculture Economics from Hebrew University, Jerusalem and an MBA degree from Tel Aviv University. Mr. Akselrod is also a director of Gadish Global Ltd., Gadish Investments in Provident Funds Ltd., Geva Dor Investments Ltd. and Shalag Industries Ltd.

Anita Leviant has served as a director of Ellomay since March 2008. Ms. Leviant heads LA Global Consulting, a practice specializing in consulting and leading global and financial projects and cross border transactions. For a period of twenty years, until 2005, Ms. Leviant held several senior positions with Hapoalim Banking group including EVP Deputy Head of Hapoalim Europe and Global Private Banking and EVP General Global Counsel of the group, and served as a director in the overseas subsidiaries of Bank Hapoalim. Prior to that, Ms. Leviant was an associate in GAFNI & CO. Law Offices in Tel Aviv where she specialized in Liquidation, Receivership and Commercial Law and was also a Research Assistant to the Law School Dean in the Tel Aviv University specialized in Private International Law. Ms. Leviant holds a LL.B degree from Tel Aviv University Law School and is a member of both the Israeli and the New York State Bars. Ms. Leviant currently serves as President of the Israel-British Chamber of Commerce, Board member in the IBBC and a Co-Founder and Head of the Advisory Board of the Center for Arbitration and Dispute Resolutions Ltd.

Information about Barry Ben Zeev, one of our external directors (who is not standing for reelection at the Shareholders Meeting):

 Barry Ben Zeev has served as an external director of Ellomay since December 30, 2009. Mr. Ben Zeev is a business strategic consultant. From 1978 to 2008, Mr. Ben-Zeev served in various positions with Bank Hapoalim, one of the largest Israeli banks. During 2008, he served as the bank’s Deputy CEO and as its CFO, in charge of the financial division. From 2001 to 2007, he served as the bank’s Deputy CEO in charge first of the private international banking division and then of the client asset management division. Mr. Ben Zeev has served on the board of many companies, including as a director on the board of the Israeli Stock Exchange in 2006-2007. He currently serves as a director of Partner Communications Ltd. (NASDAQ and TASE: PTNR), Kali Equity Markets, Hiron-Trade Investments & Industries Buildings Ltd. (TASE: HRON) and Poalim Asset Management (UK) Ltd., a subsidiary of Bank Hapoalim B.M. and on the advisory board of the Bereishit Fund. Mr. Ben-Zeev holds an MBA from Tel-Aviv University specializing in financing, and a BA in Economics from Tel-Aviv University. Mr. Ben-Zeev qualifies as an external director according to the Companies Law.

Required Vote

The adoption of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy at the Shareholders Meeting.

Proposal

At the Shareholders Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to elect each of Shlomo Nehama, Ran Fridrich, Hemi Raphael, Oded Akselrod and Anita Leviant, as directors of the Company to hold office until the next annual meeting of the Company’s shareholders and until their respective successors are duly elected and qualified.”

Shareholders may specify the names of the directors for which they wish to withhold their vote on the attached proxy card. Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 2

ELECTION OF EXTERNAL DIRECTOR

Background

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as our company, are required by the Companies Law to have at least two external directors. Each external director may serve for up to three terms of three years. Thereafter, an external director may be reelected by our shareholders for additional periods of up to three years each only if our Audit Committee and our Board of Directors confirm that, in light of the external director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the Company and the reasons for such proposed reelection are presented to our shareholders. Our other directors are elected annually.

Our currently serving external directors are Alon Lumbroso, whose term of service is due to end on November 2012 and Barry Ben Zeev, whose term of service is due to end on December 2012. As noted above, Mr. Lumbroso, who has served as an external director since November 2006, notified us of his wish to resign from our Board of Directors effective as of the election of his replacement at a shareholders meeting, due to personal reasons.

The Companies Law prescribes the requirements and qualifications of an external director. Among other requirements and limitations, in order to qualify as an external director an individual may not be a relative of a controlling shareholder and she or he, or her or his relative, partner, employer, direct or indirect supervisor or an entity she or he controls, may not have, and may not have had at any time during the previous two years, any affiliation to the company, the controlling shareholder of the company or a relative of the controlling shareholder of the company or to an entity that, on the date of appointment of during the preceding two years, is or was controlled by the company or by the company’s controlling shareholder. The term affiliation includes: an employment relationship, a business or professional relationship maintained on a regular basis, control, and service as an office holder. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director or if she or he, or her or his relative, partner, employer, direct or indirect supervisor, or an entity she or he controls, has other than negligible business or professional relations with any of the persons with which the external director himself may not be affiliated, even if such relations are not routine.

In addition, for a period of two years following the termination of services as an external director, the company, its controlling shareholder and any entity the controlling shareholder controls may not provide any benefit to such former external director, directly or indirectly. The prohibited benefits include the appointment as an office holder in the company or the controlled entity, employment of, or receipt of professional services from, the former external director for compensation, including through an entity such former external director controls. The same prohibition applies to the former external director’s spouse and child for a period of one year following the termination of services as an external director.

All of the external directors of a company must be members of its audit committee and at least one external director shall serve on every committee authorized to exercise any of the powers of the board of directors.

General

At the Shareholders Meeting, our shareholders will be asked to elect Mordechai Bignitz as an external director for a term of three years from the date of the Shareholders Meeting. We are unaware of any reason why Mr. Bingitz, if elected, should be unable to serve as a member of our Board of Directors. If Mr. Bignitz is unable to serve, Kalia Weintraub and Eran Zupnik, the persons named in the proxy, or either one of them, will vote the shares represented thereby “FOR” the election of another nominee proposed by our Board of Directors. Mr. Bignitz advised the Board of Directors that he intends to serve as a member of the Board of Directors if elected.

Pursuant to the requirements of Section 241 of the Companies Law, the nominee for external director provided us with a “Declaration of Competence” prior to the mailing of this proxy statement, declaring that he fulfills all the qualifications of an external director under the Companies Law and all the qualifications of an independent director and member of an audit committee under the applicable SEC rules and regulations and NYSE Amex Company Guide.  Such declarations are available for review at our offices, at the address set forth above, during regular business hours.

The following information is supplied with respect to Mr. Bignitz, who is nominated for the position of external director and recommended to be elected by our Board of Directors and is based upon our records and information furnished to the Board of Directors by the nominee:

Mordechai Bignitz, age 60, is involved in economic and financial consulting and investment management and currently serves as the chairman of the investment committee of Migdal Capital Markets, one of Israel's largest investment houses. From 2009 to 2011, Mr. Bignitz served as CEO of Geffen Green Energy Ltd., an Israeli private company. From 2006 to 2010, Mr. Bignitz served as a director of Leader Capital Markets Ltd. (TASE: LDRC) and from 2007 to 2010 he served as a director of Leader Holdings & Investments Ltd. (TASE: LDER). From 2004 to 2007, Mr. Bignitz served as CEO of Advanced Paradigm Technology. From 1992 to 2004, Mr. Bignitz served as director and CFO of DS Capital Markets. From 1994 to 1996, Mr. Bignitz served as Managing Director of Dovrat, Shrem & Co. Trading Ltd. and prior to that he served as Vice President of Clal Retail Chains (a subsidiary of the Clal Group) and Vice President & CFO of Clal Real Estate Ltd. Mr. Bignitz serves as a director of ABLON Group Limited (London: ABL) and Israel Financial Levers (IFL) Ltd. (TASE: LVR). Mr. Bignitz is a CPA, holds a BA in Accounting and Economics from Tel-Aviv University and completed the Executive Program in Management and Strategy in Retail at Babson College in Boston.

Required Vote

Pursuant to the Companies Law, the election of an external director requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) are voted in favor of the election of the external director or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) voted against the election of the external director does not exceed two percent of the outstanding voting power in the company.

The Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder has a personal interest in the proposal (excluding, as mentioned above, a personal interest that is not related to a relationship with the controlling shareholders). Otherwise, the shareholder is not eligible to vote on this proposal. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s family (or spouse thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our ordinary shares. Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest.

Proposal

At the Shareholders Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED,  to elect Mordechai Bignitz as an external director for a term of three years from the date of the Shareholders Meeting.”

Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 3

TERMS OF SERVICE OF EXTERNAL DIRECTOR

Background

At the Shareholders Meeting, our shareholders will be asked to approve the terms of service for the newly elected external director.

At the shareholders meeting held on December 30, 2009 (the “2009 Meeting”), our shareholders approved the payment of director fees, the grant of options and the delivery and execution of an indemnification undertaking (which includes an undertaking to provide liability insurance) and exemption letter to each of our current and future directors who may serve from time to time, including our external directors.

General

The newly elected external director will therefore receive an indemnification undertaking and an exemption letter, both in the form attached to the proxy statement delivered to our shareholders in connection with the 2009 Meeting and will be included in our directors and officers liability insurance policy as previously approved by our shareholders. In addition, the newly elected external director will be entitled to receive compensation as set forth below.

The compensation of an external director is governed by the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000 (the “Compensation Regulations”) and cannot be changed during the external director’s term in office (a period of three years).

Directors’ Fees

The Compensation Regulations set forth a range of fees that may be paid by Israeli public companies to their external directors, depending upon each company’s equity based on the most recent financial statements. At the 2009 Meeting, our shareholders approved the payment to our current and future directors, including our external directors, of annual and attendance fees pursuant to the minimum cash amounts permitted to be paid to our external directors pursuant to the Compensation Regulations. The current minimum cash amounts permitted to be paid to our external directors pursuant to the Compensation Regulations, are an annual fee of NIS 50,915 (equivalent to approximately $13,860) and an attendance fee of NIS 1,800 (equivalent to approximately $490) per meeting.

All cash amounts set forth above are subject to adjustment for future increases in the Israeli consumer price index and changes in the amounts payable pursuant to Israeli law from time to time.

Directors’ Options

As previously approved by our shareholders, any of our current and future non-executive directors are also entitled to receive an annual grant of options to purchase 1,000 ordinary shares (adjusted to reflect the recent reverse split of our ordinary shares) under the terms and conditions set forth in our 1998 Non-Employee Director Share Option Plan (the “1998 Option Plan”). These options are fully exercisable upon issuance with a maximum exercise period of 10 years (subject to some exceptions detailed in the 1998 Option Plan), and have an exercise price equal to the average closing bid and sale prices of the ordinary shares on the grant date, on the market on which the shares are traded.

Required Vote

Pursuant to the Companies Law, the terms of service of members of our Board of Directors generally require the approval of our Audit Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter. The Compensation Regulations require, among other things, that the payment of minimum permitted annual fee and attendance fee and the grant of options to external directors be approved at the shareholders meeting in which such external director is appointed. Pursuant to the Compensation Regulations, the grant of options to an external director requires the same “special majority” that is required for the election of the external director and which is more fully set forth under “Item 2 – Election of an External Director; Required Vote.”

Our Audit Committee and our Board of Directors approved, and recommend that our shareholders approve, the terms of service of the newly elected external director as set forth hereinabove.

Proposal

At the Shareholders Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the terms of service of the external director, all as described in the Proxy Statement relating to the Shareholders Meeting.”

Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 4

APPOINTMENT OF INDEPENDENT AUDITORS

Background

Shareholders will be asked to appoint Somekh Chaikin, a member of KPMG International, as our independent auditors for the year ending December 31, 2011 and until the next annual meeting of our shareholders and to authorize the Board of Directors to approve their fees, following the approval of the Audit Committee, in accordance with the volume and nature of their services.

General

Somekh Chaikin will be replacing our current independent auditors, Kost Forer Gabbay & Kasierer (“Kost Forer”), a member of Ernst &Young Global, which have been our independent auditors since 1995. Our Audit Committee, after providing Kost Forer’s representative with an opportunity to present its position, concluded that there were no differences or disagreements between Kost Forer and us or our management concerning our financial statements, our accounting and disclosure policies or procedures or the audit scope. Considering, among other things, the length of time during which Kost Forer has served as our independent auditors, especially in light of recent recommendations by the PCAOB and other authorities in the fields of accounting and corporate governance that public companies change independent auditors periodically, our Audit Committee and the Board concluded that it would be in our best interest to change our independent auditors at this time. A representative of Kost Forer is expected to attend the Shareholders Meeting.

The following table sets forth the fees paid by us and our subsidiaries to Ernst & Young during 2009 and 2010:

	2009	2010
	(in thousands of U.S. Dollars)
Audit Fees(1)	$78	$157
Audit-Related Fees(2)	-	$20
Tax Fees(3)	$29	$60
All Other Fees	-	-
Total	$107	$238
______________________
(1)
Professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements.

(2)	Professional services related to due diligence investigations.
(3)	Professional services rendered by our independent registered public accounting firm for international and local tax compliance, tax advice services and tax planning.

Required Vote

The adoption of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy at the Shareholders Meeting.

Proposal

At the Shareholders Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to appoint Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2011, and until the next annual meeting of shareholders, and that the Board of Directors, following the approval of the Audit Committee, be, and it hereby is, authorized to approve the payment of fees of said independent auditors, considering the volume and nature of their services.”

Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 5

EXTENSION OF THE MANAGEMENT SERVICES AGREEMENT AMONG THE COMPANY,
MEISAF BLUE & WHITE HOLDINGS LTD. AND KANIR JOINT INVESTMENTS (2005) LIMITED
PARTNERSHIP FOR AN ADDITIONAL THREE-YEAR PERIOD

Background

Since March 31, 2008, Meisaf Blue & White Holdings Ltd. (“Meisaf”), an Israeli company wholly-owned by Mr. Shlomo Nehama, our Chairman of the Board and a controlling shareholder, and Kanir (another controlling shareholder who currently has two representatives on our Board of Directors, Messrs. Hemi Raphael and Ran Fridrich, who also serves as our CEO) have been providing us management services, in accordance with the Management Services Agreement approved by our shareholders (the “Management Services Agreement”). Pursuant to the Management Services Agreement, Meisaf and Kanir provide management services and advise and provide assistance to our management concerning our affairs and business. Their efforts are concentrated on the management of our operations and investments and on identifying and evaluating additional suitable business opportunities and strategic alternatives based on our current plan of operation. These efforts have been, and are expected to continue to be, conducted and overseen by Messrs. Nehama, Fridrich and Raphael. We provide Mr. Nehama, our Chairman of the Board, Mr. Fridrich, our CEO, and Mr. Raphael, a director, all of whom provide management services to us pursuant to the Management Services Agreement, with office space and secretarial services.

In consideration of the performance of the management services and the service of their representatives as members of our Board of Directors, Meisaf and Kanir are paid, in equal parts, an aggregate annual fee in the amount of $250,000, on a quarterly basis. Meisaf and Kanir are also entitled to receive reimbursement for reasonable out-of-pocket business expenses borne by them in connection with the provision of the services, as customary in the Company. In connection with the Management Services Agreement, the board of directors representatives of Kanir, and Mr. Nehama, waived any director fees and options to purchase our ordinary shares that they may be entitled to as a result of their service on our board of directors, and have also waived any additional fees or benefits in connection with the provision of CEO services by Mr. Ran Fridrich.

The original term of the Management Services Agreement was until March 31, 2010. At each of the annual general meetings of our shareholders held on December 30, 2009 and on December 22, 2010, our shareholders approved one-year extensions to the term of the Management Services Agreement. Therefore, the Management Services Agreement is currently in effect until the earlier of: (i) March 31, 2012, or (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors.

General

In light of the ongoing and expected future contribution and involvement of Messrs. Nehama, Fridrich and Raphael to and in our business and operations, our Audit Committee and Board of Directors have approved, and recommend that our shareholders approve, the extension of the Management Services Agreement for an additional three-year period until the earlier of: (i) March 31, 2015, or (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors.

Required Vote

Mr. Shlomo Nehama, our Chairman of the Board and a director nominee, Nechama Investments and Kanir, and Messrs. Fridrich and Raphael, who are members of our Board of Directors and director nominees, are each deemed to be our “controlling shareholders” for purposes of Section 268 of the Companies Law due to the holdings of Mr. Nehama, Nechama Investments and Kanir as set forth above, their respective positions with such entities and the 2008 Shareholders Agreement.  Pursuant to Sections 270(4) and 275 of the Companies Law, the receipt of services from a controlling shareholder, including through an entity such controlling shareholder controls, requires the approval, in the following order, of: our Audit Committee, our Board of Directors and the affirmative vote of a majority of our ordinary shares voted in person or by proxy at the Shareholders Meeting, which is also required to satisfy at least one of the following conditions: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who do not have a personal interest in the approval of the transaction or (ii) the total number of shares voted against the transaction does not exceed 2% of our outstanding voting rights.

Pursuant to Section 276 of the Companies Law, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest in the approval of this proposal.  Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such a family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer and (ii) excludes an interest arising solely from the ownership of our ordinary shares. Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest. Mr. Nehama, Nechama Investments and Kanir all have a “personal interest” in the approval of this proposal.

Proposal

At the Shareholders Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the extension of the Management Services Agreement among the Company, Meisaf and Kanir, for an additional three-year period as described in the Proxy Statement relating to the Shareholders Meeting.”

Upon the receipt of a properly signed and dated proxy, which includes an indication as to whether or not the shareholder has a “personal interest” in the approval of this proposal, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

 ITEM 6

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

Background

As required by the Companies Law, our independent auditors’ report and audited consolidated financial statements for the fiscal year ended December 31, 2010, will be presented for discussion at the Shareholders Meeting.

Our audited financial statements for the year ended December 31, 2010 are included in our 2010 Annual Report on Form 20-F, which was filed with the SEC on April 14, 2011. Our 2010 Annual Report is available on our website at http://www.ellomay.com. You may also read and copy this report at the SEC’s public reference room at 100 F Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our reports to the SEC are also available to the public at the SEC’s website at http://www.sec.gov.

This item will not involve a vote of the shareholders.

PROPOSALS OF SHAREHOLDERS

Any of our shareholders who intends to present a proposal at a shareholders’ meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of our outstanding voting rights are entitled to request that our Board of Directors include a proposal, in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Shareholders Meeting other than those mentioned in the attached Company’s Notice of Annual Meeting of Shareholders. If any other business is properly brought before the Shareholders Meeting, it is intended that Kalia Weintraub and Eran Zupnik, the persons named as proxies, or either one of them, will vote the shares in accordance with his or her respective discretionary authority and best judgment.

By Order of the Board of Directors,

/s/ Shlomo Nehama
Shlomo Nehama
Chairman of the Board of Directors

Tel Aviv, Israel
November 15, 2011